Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of VBI Vaccines Inc. of our report, dated March 22, 2016, with respect to the consolidated statement of financial position of SciVac Therapeutics Inc. as at December 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2015, and a summary of significant accounting policies and other explanatory information, included in the annual report on Form 20-F of SciVac Therapeutics Inc. for the year ended December 31, 2015 filed with the Securities and Exchange Commission.

/s/ Smythe LLP

Chartered Professional Accountants

Vancouver, Canada
June 20, 2016